SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 11, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 11, 2005, announcing the completion of a successful SMARTEAM PLM (Product Lifestyle Management) deployment project at Neopost, a leading global provider of mailroom equipment and logistics systems.

Dassault Systèmes Services Completes Successful
PLM Deployment at Neopost Industrie (Group
Neopost)

Installation enables mailroom equipment and logistics provider to improve management of processes and technical information

Paris, France – Jan. 11, 2004 – Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the completion by Dassault Systèmes Services of a successful SMARTEAM PLM (Product Lifecycle Management) deployment project at Neopost, a leading global provider of mailroom equipment and logistics systems.

Combining all of Neopost’s mechanical, electronic and software data, including PRO/Engineer design data, the integrated solution fully manages all Neopost product definitions and parts lists, as well as technical, electronic and logistical information. The solution also manages data-related internal services such as purchasing, engineering and factory processes. SMARTEAM has effectively enabled Neopost to replace numerous isolated, legacy applications previously in use.

Dassault Systèmes Services implemented SMARTEAM in two phases. In the first phase, consultants implemented the solutions for a small number of key users. Then, those users were instrumental in explaining the benefits of the solution when Dassault Systèmes Services rolled out the second phase of the implementation to a much larger group of users.

SMARTEAM’s multi-site and web capabilities enable 80 Neopost users to collaborate across three sites: 40 engineers in Bagneux, France, 30 users in a factory in le Lude, France, and 10 users in England.

“We now have a mature solution,” said Jean-Michel Graillot, director of information systems at Neopost. “With faster reaction times now possible in the process of product definition and optimization, we can better meet customers’ needs. Our users have quickly and easily adapted to the new, integrated solutions thanks to the competence and experience of Dassault Systèmes Services.”

“With this project, we were able to improve process and data management at Neopost and rapidly deploy a PLM solution that is both effective and easy to use,” said Jean-Yves Yung, leader for Dassault Systèmes Services France. “Neopost is benefiting from the PLM business transformation that Dassault Systèmes Services can provide.

In addition, Dassault Systèmes Services, in collaboration with a systems integrator, has used SMARTEAM – Gateway to develop a bi-directional interface between the SMARTEAM PLM (Product Lifecycle Management) solution and Neopost’s existing SAP ERP (Enterprise Resource Planning) system. With the SMARTEAM-SAP integration, Neopost can now deploy more efficient workflows and execute product optimization more quickly and effectively.

Dassault Systèmes Services and Neopost are currently exploring the extension of the company’s integrated solution, including a possible link with a major Chinese supplier in 2005.

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About Neopost
Neopost is the European leader and number two world-wide supplier of mailroom equipment and logistics solutions. Neopost offers the most advanced solutions for online or off-line postage, large volume mail insertions, occasional parcel delivery and logistics management and traceability.

Headquartered near Paris, France, Neopost has a direct presence in the world’s top mailing and logistics markets, i.e. the US, France, the UK, Germany, Canada, the Netherlands, Italy, Belgium, Ireland, Japan, Norway and Spain. Neopost products are sold in 90 countries.

In 2003, Neopost posted sales of €751m and net income of €84m. In 2002, Neopost acquired Ascom Hasler, the world number three supplier of mailing solutions, and Stielow, Germany’s leading supplier of folder/inserters.

Neopost is listed on the Premier Marché of Euronext Paris and is a constituent of the SBF 120 and Next 150 indices.

For any additional information please visit our web site: www.neopost.com

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

Neopost Press Contacts: Gaële Chagnaud, Investor Relations Officer Tel.: 33 (0) 1 45 36 31 39 Fax: 33 (0) 1 45 36 30 30 E-mail: g.chagnaud@neopost.fr	Dassault Systèmes Press Contacts: Anthony Maréchal (EMEA) +33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systèmes Investor Relation Contact: Harriet Keen Financial Dynamics +44 207 831 3113

Nadège Morlais, Gavin Anderson & Company Tel: 33 (0) 1 45 22 22 13 Fax: 33 (0) 1 45 22 23 98 E-mail: nmorlais@gavinanderson.fr

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: January 11, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration